Exhibit 12

MERCK & CO., INC. AND SUBSIDIARIES

Computation of Ratios of Earnings to Fixed Charges

($ in millions except ratio data)

	Nine Months Ended September 30,	Years ended December 31,
	2015	2014	2013	2012	2011	2010
Income Before Taxes	$4,585	$17,283	$5,545	$8,739	$7,334	$1,653

Add (Subtract):
One-third of rents	75	117	122	133	138	144
Interest expense, gross	503	732	801	714	749	715
Interest capitalized, net of amortization	(3)	(1)	(2)	(49)	(2)	3
Equity (income) loss from affiliates, net of distributions	(198)	(72)	(168)	(350)	(394)	(263)

Earnings as defined	$4,962	$18,059	$6,298	$9,187	$7,825	$2,252

One-third of rents	$75	$117	$122	$133	$138	$144
Interest expense, gross	503	732	801	714	749	715
Preferred stock dividends	–	86	147	163	138	202

Fixed Charges	$578	$935	$1,070	$1,010	$1,025	$1,061

Ratio of Earnings to Fixed Charges	9	19	6	9	8	2

For purposes of computing these ratios, “earnings” consist of income before taxes, one-third of rents (deemed by the Company to be representative of the interest factor inherent in rents), interest expense, interest capitalized, net of amortization and equity (income) loss from affiliates, net of distributions. “Fixed charges” consist of one-third of rents, interest expense and dividends on preferred stock. Interest expense does not include interest related to uncertain tax positions.